UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   June 2008            File No.    0-51352

PORTAL RESOURCES LTD.

(Name of Registrant)

Suite 750, 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6

(Address of principal executive offices)

1.

News Release dated June 5, 2008

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Portal Resources Ltd.

(Registrant)

Dated: June 6, 2008	By: /s/ Bruce Winfield Bruce Winfield President & CEO

PORTAL COMPLETES DRILLING ON

SLICK ROCK URANIUM PROJECT

Portal Resources Ltd. (TSX-V: PDO) announces that it has completed a rotary drilling program of  12,860 feet, (3,920 meters) in 18 vertical drill holes on its Slick Rock Uranium Project located within the Uravan Uranium-Vanadium Mineral Belt, in southwestern Colorado. The ore bodies in the Slick Rock District are hosted within relatively coarse grained, cross-bedded, sandstone units of the Salt Wash Member of the Morrison Formation representing river channel fill deposits.

Down-hole gamma logging/probing of Portal’s holes was conducted by an independent consulting service to define radioactive horizons hosting uranium mineralization. Two of the 18 holes returned equivalent grade percentages U3O8 (e%U3O8) above e0.02% U3O8 (0.44 lbsU3O8/tonne). Drill hole C-4 intersected 0.61 m (2 feet) averaging e0.55% U3O8 (12 lbs/tonne) between 579.5 feet (209.3m) and 581.5 feet (209.8m) in depth.  According to the induction (conductivity) logs, the mineralization appears to be related to a narrow sandstone horizon within a shaly-sandstone unit believed to belong to the Jurassic age Salt Wash Member of the Morrison Formation.  C-13 intersected 2.5 ft (0.76m) averaging e0.022% U3O8 between 591.5 feet (213.6 m) and 594.0 feet (214.5 m) in depth.   The hole is located approximately 380 meters southwest of C-4. These intersections are interpreted as roll-front style mineralization in sandstone units formed in meandering fluvial channels.

An additional 8 of the 18 drill holes returned anomalous e%U3O8 values ranging from e<0.01% to e<0.02%U3O8. Three of these holes represent 100 meter step-outs to the south-southwest, east and west from C-4   The distribution of 4 of the holes containing anomalous e%U3O8 values plus C-4 suggest that there is a zone of interest trending east-west which measures approximately 30 meter wide by 400 meter long.

All work on Slick Rock Uranium Project was carried out by Mr. Don White, P.Geo under the overall guidance of Portal’s VP Exploration Mr. Alex Boronowski, P.Geo. British Columbia, the designated Qualified Person in accordance with National Instrument 43-101. Mr. Alex Boronowski has reviewed this news release.

ON BEHALF OF PORTAL RESOURCES LTD.

“Bruce Winfield”

President & CEO

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

 This Press Release may contain, in addition, to historical information, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are based on management's expectations and beliefs, and involve risks and uncertainties. These statements may involve known and unknown risks and uncertainties and other factors that may cause the actual results to be materially different from the results implied herein.